                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          ELITE INFORMATION GROUP, INC.
                            (Name of Subject Company)

                         GULF ACQUISITION CORP (OFFEROR)
                        THE THOMSON CORPORATION (PARENT)
                       (Names of Filing Persons (Offeror))

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    28659M106
                      (CUSIP Number of Class of Securities)

                              DEIRDRE STANLEY, ESQ.
                             THE THOMSON CORPORATION
                         METRO CENTER, ONE STATION PLACE
                           STAMFORD, CONNECTICUT 06902
                            TELEPHONE: (203) 969-8700
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
                  Communications on Behalf of Filing Persons)

                                    Copy to:

                              PETER A. ROONEY, ESQ.
                               SHEARMAN & STERLING
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                            TELEPHONE: (212) 848-4000

                            CALCULATION OF FILING FEE

          TRANSACTION VALUATION*                 AMOUNT OF FILING FEE**

             $122,363,052.90                           $9,899.17

* Estimated for purposes of calculating the amount of the filing fee only. Calculated by adding (i) the product of 7,890,600, which is the number of Shares outstanding as of April 4, 2003, and $14.00, which is the per Share tender offer price, and (ii) the product of 1,694,395, which is the number of Shares subject to options outstanding as of April 4, 2003 with an exercise price of less than $14.00, and $7.02, which is the difference between the $14.00 per Share tender offer price and the average weighted exercise price of the options, which is $6.98.

**   Calculated by multiplying the transaction value by 0.00008090.

[ ] Check the box if any part of the fee is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                            Filing Party:
                         -------------------                     ---------------
Form or Registration No.:                          Date Filed:
                          ------------------                   -----------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[ ] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

               This Tender Offer Statement on Schedule TO (this "Schedule TO") is filed by Gulf Acquisition Corp, a Delaware corporation ("Purchaser") and an indirect wholly-owned subsidiary of The Thomson Corporation, a corporation organized under the laws of Ontario, Canada ("Thomson"). This Schedule TO relates to the offer by Purchaser to purchase any and all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Elite Information Group, Inc., a Delaware corporation (the "Company"), at a purchase price of $14.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated April 11, 2003 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1-9 and 11 of this Schedule TO. The Agreement and Plan of Merger, dated as of April 2, 2003, among Thomson, Purchaser and the Company, a copy of which is attached as Exhibit (d)(1) hereto, the Stockholders Agreement, dated as of April 2, 2003, among Thomson, Purchaser and each of PAR Investment Partners, L.P., Arthur G. Epker III, Christopher K. Poole, David A. Finley, Roger Noall, Alan Rich and William G. Seymour, a copy of which is attached as Exhibit (d)(2) hereto, the Employment Agreement, dated as of April 10, 2003, between the Company and Christopher K. Poole, a copy of which is attached as Exhibit (d)(3) hereto, and the Confidentiality Agreement, dated as of October 7, 2002, between the Company and Thomson, a copy of which is attached as Exhibit
(d)(4) are incorporated by reference with respect to Items 5 and 11 of this Schedule TO.

ITEM 10.       FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

               Not applicable.

ITEM 12.       MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)         Offer to Purchase, dated April 11, 2003.

(a)(2)         Form of Letter of Transmittal.

(a)(3)         Form of Notice of Guaranteed Delivery.

(a)(4)         Form of Letter to Brokers, Dealers, Commercial Banks, Trust
               Companies and Other Nominees.

(a)(5)         Form of Letter from Brokers, Dealers, Commercial Banks, Trust
               Companies and Nominees to Clients.

(a)(6)         Form of Guidelines for Certification of Taxpayer Identification
               Number on Substitute Form W-9.

(a)(7)         Summary Advertisement as published in The Wall Street Journal on
               April 11, 2003.

(a)(8)         Joint Press Release issued by Thomson and the Company on April 3,
               2003.*

----------
* Previously filed on April 3, 2003 with the Securities and Exchange Commission on Schedule TO-C by Purchaser and Thomson.

(a)(9)         Press Release issued by Thomson on April 11, 2003.

(d)(1)         Agreement and Plan of Merger, dated as of April 2, 2003, among
               Thomson, Purchaser and the Company.

(d)(2)         Stockholders Support Agreement, dated as of April 2, 2003, among
               Thomson, Purchaser and each of PAR Investment Partners, L.P.,
               Arthur G. Epker III, Christopher K. Poole, David A. Finley, Roger
               Noall, Alan Rich and William G. Seymour.

(d)(3)         Employment Agreement, dated as of April 10, 2003, between the
               Company and Christopher K. Poole.

(d)(4) Confidentiality Agreement, dated as of October 7, 2002, between the Company and Thomson.

(g)            None.

(h)            None.

ITEM 13.       INFORMATION REQUIRED BY SCHEDULE 13E-3.

               Not applicable.

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 11, 2003

                                            GULF ACQUISITION CORP.


                                            By: /s/ Edward A. Friedland
                                               ---------------------------------
                                                Name:  Edward A. Friedland
                                                Title: Vice President

                                            THE THOMSON CORPORATION


                                            By: /s/ Edward A. Friedland
                                               ---------------------------------
                                                Name:  Edward A. Friedland
                                                Title: Assistant Secretary

                                  EXHIBIT INDEX

EXHIBIT
NO.
(a)(1)         Offer to Purchase, dated April 11, 2003.

(a)(2)         Form of Letter of Transmittal.

(a)(3)         Form of Notice of Guaranteed Delivery.

(a)(4)         Form of Letter to Brokers, Dealers, Commercial Banks, Trust
               Companies and Other Nominees.

(a)(5)         Form of Letter from Brokers, Dealers, Commercial Banks, Trust
               Companies and Nominees to Clients.

(a)(6)         Form of Guidelines for Certification of Taxpayer Identification
               Number on Substitute Form W-9.

(a)(7)         Summary Advertisement as published in The Wall Street Journal on
               April 11, 2003.

(a)(8)         Joint Press Release issued by Thomson and the Company on April 3,
               2003.*

(a)(9)         Press Release issued by Thomson on April 11, 2003.

(d)(1)         Agreement and Plan of Merger, dated as of April 2, 2003, among
               Thomson, Purchaser and the Company.

(d)(2)         Stockholders Support Agreement, dated as of April 2, 2003, among
               Thomson, Purchaser and each of PAR Investment Partners, L.P.,
               Arthur G. Epker III, Christopher K. Poole, David A. Finley, Roger
               Noall, Alan Rich and William G. Seymour.

(d)(3)         Employment Agreement, dated as of April 10, 2003, between the
               Company and Christopher K. Poole.

(d)(4) Confidentiality Agreement, dated as of October 7, 2002, between the Company and Thomson.

(g)            None.

(h)            None.

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* Previously filed on April 3, 2003 with the Securities and Exchange Commission on Schedule TO-C by Purchaser and Thomson.